SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 7, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2011

Buenos Aires, Argentina, November 7, 2011 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2011 (“3Q11”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totaled Ps.314.2 million in 3Q11. This result was 22% higher than the Ps.257.8 million reported in the previous quarter (“2Q11”) and 17% higher than the Ps.267.9 million posted for the third quarter of 2010 (“3Q10”). In 3Q11, the accumulated net income represented an annualized return on average equity (“ROAE”) and an annualized return on average assets (“ROAA”) of 26% and 3.3%, respectively.

•	In 3Q11, the Bank’s net financial income was Ps.766.5 million increasing by 13.5% compared to 2Q11.

•
In 3Q11, Banco Macro’s financing to the private sector grew 15% or Ps.2.9 billion quarter over quarter (“QoQ”) totaling Ps.23 billion, excluding liquidity administration credit lines. Both consumer and commercial loans continued showing growth. Personal loans and credit cards loans rose 14% and 17% QoQ, respectively, while overdraft and other loans grew 20% and 17% QoQ, respectively.

•
In 3Q11, Banco Macro’s total deposits grew 6% QoQ, totaling Ps.28.1 billion and representing 82% of the Bank’s total liabilities. Private sector deposits grew 7% in 3Q11, led by time deposits which increased 8%.

•	In 3Q11, the Bank’s non-performing to total financing ratio improved QoQ to 1.34% and the coverage ratio reached 163.4%.

•
Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.2 billion (20.0% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 37.9% of its total deposits in 3Q11.

RESULTS

Earnings per outstanding share were Ps.0.53 in 3Q11, 22% higher than 2Q11´s level and 17% higher than in 3Q10.

EARNINGS PER SHARE	MACRO consolidated
	III10	IV10	I11	II11	III11

Net income (M $)	267.9	274.4	257.7	257.8	314.2
Average shares outstanding (M)	594.5	594.5	594.5	594.5	594.5
Average shares in portfolio (M)	0.0	0.0	0.0	0.0	0.03
Average share issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	6.52	6.99	7.42	6.98	7.50
Earnings per share ($)	0.45	0.46	0.43	0.43	0.53

Book value per ADS (USD)	16.46	17.57	18.31	16.99	17.84
Earning per ADS (USD)	1.14	1.16	1.07	1.05	1.26

Since September 20, 2010, Banco Macro has consolidated its financial statements with the financial statements of Banco Privado de Inversiones S.A.

Banco Macro’s 3Q11 net income of Ps.314.2 million was 22% or Ps.56.4 million higher than the previous quarter and rose 17% or Ps.46.3 million year over year (“YoY”).

The accumulated net income as of 3Q11 represented an annualized ROAE and ROAA of 26% and 3.3%, respectively.

It is important to emphasize, the leverage of Banco Macro´s balance sheet (8.7 assets to equity ratio) remained lower than the system and our competitor’s average according to figures published by the Banco Central.

3Q11 Results

INCOME STATEMENT	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III 11

Net financial income	599.7	647.8	636.1	675.1	766.5
Provision for loan losses	-25.2	-128.8	-44.6	-62.0	-57.7
Net fee income	265.0	312.2	336.8	362.5	404.2
	839.5	831.2	928.3	975.6	1,113.0
Administrative expenses	-471.8	-577.1	-533.0	-610.0	-632.8
Operating result	367.7	254.1	395.3	365.6	480.2
Minority interest in subsidiaries	-2.0	-1.6	-2.5	-2.4	-2.6
Net other income	22.3	5.5	13.4	43.5	20.2
Net income before income tax	388.0	258.0	406.2	406.7	497.8
Income tax	-120.1	16.4	-148.5	-148.9	-183.6
NET INCOME	267.9	274.4	257.7	257.8	314.2

The Bank’s 3Q11 financial income totaled Ps.1.2 billion increasing by 12% (Ps.126.2 million) compared to the previous quarter and 26% (Ps.241.2 million) compared to 3Q10. The increase in interest on loans continued similar to those observed in previous quarters offsetting the decrease in income from government and private securities.

Interest on loans represented 84% of total financial income compared to 80% in 2Q11 and 64% in 3Q10. In addition, interest on loans was 17% or Ps.143.9 million higher than 2Q11’s level and 65% or Ps.387.9 million above 3Q10´s level, in line with the average growth of the loan portfolio. Lending rates for the private sector showed a slight upward trend, with average levels of 17.9% in 3Q11 compared to 17.7% in the previous quarter and 17.7% in 3Q10.

In 3Q11, income from government and private securities declined by 42% or Ps.55.4 million QoQ and 67% or Ps.156.1 million YoY, mainly due to lower income from government securities (Lebacs/Nobacs) as a result of the decrease in the portfolio.

Income from differences in quoted prices of foreign currency grew Ps.28.9 million or 48% QoQ due to a higher FX position revaluation and higher results for trading.

Other financial income increased by 60% or Ps.9.1 million compared to 2Q11 due to an increase in income from premiums on reverse repurchase agreements.

3Q11 Results

FINANCIAL INCOME	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Interest on cash and due from banks	0.2	0.1	0.0	0.1	0.1
Interest on loans to the financial sector	4.2	4.5	3.1	3.6	7.2
Interest on overdrafts	69.0	86.8	79.7	97.0	117.5
Interest on documents	35.7	40.2	44.1	48.2	56.9
Interest on mortgages loans	28.3	30.9	33.4	35.4	42.3
Interest on pledges loans	12.7	14.3	15.8	18.5	24.5
Interest on credit cards loans	48.3	64.6	71.5	79.7	93.4
Interest on financial lesases	10.6	11.0	11.5	12.9	14.4
Interest on other loans	387.6	441.3	482.3	545.1	628.1
Interest on other receivables from financial interm.	0.1	0.3	0.1	0.2	0.2
Income from government & private securities, net (1)	233.4	213.9	177.2	132.7	77.3
Net income from options	0.0	0.0	0.5	0.1	0.5
Income from Guaranteed Loans	21.7	39.8	4.9	0.0	0.0
CER adjustment	35.7	7.7	2.9	0.9	0.2
CVS adjustment	0.3	0.1	0.1	0.1	0.1
Difference in quoted prices of foreign currency	32.6	35.5	62.4	60.5	89.4
Other	14.7	14.7	11.8	15.1	24.2

Total financial income	935.1	1,005.7	1,001.2	1,050.1	1,176.3

(1) Income from government & private securities, net
LEBAC / NOBAC	160.0	136.5	147.2	102.5	52.0
Other	73.4	77.4	30.0	30.2	25.3
TOTAL	233.4	213.9	177.2	132.7	77.3

The Bank’s financial expense totaled Ps.409.8 million, increasing by 9% (Ps.34.8 million) compared to the previous quarter and 22% (Ps.74.4 million) compared to 3Q10.

In 3Q11, interest on deposits including checking and saving accounts represented 71% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts grew 10% or Ps.26.4 million QoQ. On a yearly basis, interest on deposits including checking and saving accounts grew 18% or Ps.45.2 million due to a higher average volume of deposits and higher rates. The average time deposit rates grew slightly (8.9% average in 3Q11 compared to 8.5% average in 2Q11 and 8.3% average in 3Q10).

Other financial expense grew 11% or Ps.7.1 million QoQ and 52% or Ps.25.4 million YoY due to higher turnover tax.

3Q11 Results

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Interest on checking accounts	0.1	0.0	0.0	0.1	0.0
Interest on saving accounts	5.1	5.0	5.3	5.6	6.5
Interest on time deposits	240.1	254.6	258.0	258.4	283.9
Interest on financing from financial institutions	1.2	1.0	1.4	1.1	1.0
Interest on other liabilities from financial	15.5	16.0	15.7	15.8	16.3
Interest on subordinated bonds	14.4	14.7	14.7	14.8	15.3
Other Interest	0.4	0.6	0.4	0.5	0.4
CER adjustment	1.0	1.1	1.0	1.1	1.0
Contribution to Deposit Guarantee Fund	9.0	9.9	10.3	10.7	11.3
Other	48.6	55.0	58.3	66.9	74.0

Total Financial Expense	335.4	357.9	365.1	375.0	409.8

In 3Q11, the Bank’s net interest margin was 11%, higher than the 10.8% in 2Q11 and lower than the 11.3% in 3Q10. Excluding income from government securities and guaranteed loans, the Bank’s net interest margin would have been 11.3% in 3Q11 higher than the 10.5% in 2Q11 and 8.3% posted in 3Q10, evidencing the Bank's ability to increase its margin based on loan growth and mix.

In 3Q11, Banco Macro’s net fee income totaled Ps.404.2 million, 12% or Ps.41.7 million higher than in 2Q11 and 53% or Ps.139.2 million higher than in 3Q10.

The increase was mainly driven by fees on deposit accounts and debit and credit cards fees, which increased 8% and 14% QoQ, respectively. On a yearly basis, these fees also increased 44% and 69% respectively.

NET FEE INCOME	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Fee charges on deposit accounts	210.7	232.3	256.3	280.5	303.2
Debit and credit card income	57.8	66.1	73.9	85.6	97.6
Other fees related to foreign trade	6.2	7.5	8.2	7.8	10.7
Credit-related fees	22.4	36.2	27.7	30.1	33.9
Lease of safe-deposit boxes	7.7	12.2	12.2	12.3	12.5
Other	34.2	38.5	41.8	50.6	58.7
Total fee income	339.0	392.8	420.1	466.9	516.6

Total fee expense	74.0	80.6	83.3	104.4	112.4

Net fee income	265.0	312.2	336.8	362.5	404.2

In 3Q11 Banco Macro’s administrative expenses of Ps.632.8 million were 4% or Ps.22.8 million higher than 2Q11’s level, mainly due to an increase in personnel expenses and other operating expenses.

3Q11 Results

Administrative expenses increased 34% or Ps.161 million YoY also due to an increase in personnel expenses (higher salaries and number of employees) and other operating expenses as in last quarter.

Personnel expenses grew 3% or Ps.11.2 million QoQ, due to a one time payment of Ps.7.2 million made during 3Q11 (Ps.1.000 per employee).

On the other hand, there was a decrease in taxes of 11% or Ps.4.2 million QoQ, mainly driven by the “credit and debit tax” on the payment of cash dividends made in 2Q11 (non recurrent item).

The efficiency ratio reached 54.1% in 3Q11 compared to 58.8% in 2Q11.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Personnel expenses	304.0	367.2	348.9	403.1	414.3
Directors & statutory auditors´fees	9.4	28.8	8.8	13.3	14.7
Other professional fees	20.9	22.5	20.9	22.4	23.4
Advertising & publicity	16.3	25.3	15.4	19.3	20.3
Taxes	25.2	26.7	29.7	36.9	32.7
Depreciation of equipment	14.6	15.4	17.5	18.1	18.4
Amortization of organization costs	11.2	12.3	13.2	14.3	15.3
Other operating expenses	63.2	69.1	72.9	76.2	86.0
Other	7.0	9.8	5.7	6.4	7.7
Total Administrative Expenses	471.8	577.1	533.0	610.0	632.8

Total Employees	8,060	8,154	8,212	8,305	8,358
Branches	400	404	407	409	411

Efficiency ratio	54.6%	60.1%	54.8%	58.8%	54.1%

Efficiency ratio accumulated	54.1%	55.8%	54.8%	56.9%	56.3%

In 3Q11, the Bank’s net other income totaled Ps.20.2 million, decreasing Ps.23.3 million QoQ, mainly due to lower results in other income. The accounting of recovered taxes in the previous quarter, affected the comparability.

3Q11 Results

NET OTHER INCOME	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Other Income
Penalty interest	5.7	5.9	6.3	6.9	10.2
Recovered loans and allowances reversed	19.8	16.5	14.2	22.3	21.8
Other	24.6	8.0	17.7	34.3	15.3
Total Other Income	50.1	30.4	38.2	63.5	47.3
Other Expense
Charges for other receivables uncollectibility and other allowances	8.2	12.5	11.3	5.9	10.4
Amortization of differences related to court orders	4.5	4.5	4.6	4.7	4.8
Goodwill amortization	2.6	3.5	3.5	3.5	3.5
Other Expense	12.5	4.4	5.4	5.9	8.5
Total Other Expense	27.8	24.9	24.8	20.0	27.1

Net Other Income	22.3	5.5	13.4	43.5	20.2

In 3Q11, Banco Macro’s effective income tax rate was 36.9%, slightly higher than 2Q11´s level.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio), excluding short term advances to companies with AAA local rating, totaled Ps.23 billion, increasing 15% or Ps.2.9 billion QoQ and 59% or Ps.8.5 billion YoY.

The main growth was in consumer loans, driven by personal loans, which grew 14% QoQ, and credit cards loans, which increased 17% QoQ. The combined growth was Ps.1.4 billion QoQ.

Among commercial loans, overdrafts and other loans grew 20% and 17% respectively, QoQ. The combined growth was Ps.1.2 billion QoQ.

3Q11 Results

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	III10	IV10	I11	II11	III 11	III11/II11	III11/III10

Overdrafts (total)	1,684.3	2,033.0	1,990.3	2,740.6	3,280.3	20%	95%
Overdrafts	1,535.0	1,820.9	1,971.5	2,353.7	2,596.0	10%	69%
AAA (liquidity administration)	149.3	212.1	18.7	386.8	684.3	77%	358%
Discounted documents	1,451.8	1,805.2	2,015.1	2,269.4	2,688.7	18%	85%
Mortgages loans	827.2	902.7	926.0	1,017.5	1,084.4	7%	31%
Pledges loans	298.1	347.3	366.6	500.1	611.8	22%	105%
Personal loans	5,150.5	5,802.4	6,525.8	7,401.1	8,439.3	14%	64%
Credit Cards loans	1,326.5	1,553.2	1,659.0	2,055.4	2,400.1	17%	81%
Others	2,865.2	3,302.2	3,402.9	3,598.7	4,212.9	17%	47%
Total credit to the private sector	13,603.6	15,746.0	16,885.8	19,582.8	22,717.5	16%	67%
Financial trusts	726.3	612.1	592.4	570.5	617.3	8%	-15%
Leasing	229.8	247.4	252.8	275.5	306.6	11%	33%
Total credit w/ f. trusts and leasing	14,559.7	16,605.5	17,731.0	20,428.8	23,641.4	16%	62%

Total credit w/o liquidity administration	14,410.4	16,393.4	17,712.3	20,042.0	22,957.1	15%	59%

PUBLIC SECTOR ASSETS

In 3Q11, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.2%, similar to the 2.3% in 2Q11 and lower than the 2.9% in 3Q10. The Bank’s exposure to the public sector remained below the Argentine system’s average (11%).

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

LEBAC / NOBAC B.C.R.A.	5,127.1	3,849.3	4,651.7	2,562.9	1,194.4
Other	647.2	480.3	409.1	498.1	479.4
Government securities	5,774.3	4,329.6	5,060.8	3,061.0	1,673.8
Guaranteed loans	236.4	280.6	282.8	278.6	274.5
Provincial loans	41.8	55.8	71.7	54.0	78.8
Government securities loans	0.0	0.0	2.5	1.0	0.0
Loans	278.2	336.4	357.0	333.6	353.3
Purchase of government bonds	16.8	16.5	16.6	16.8	16.9
Other receivables	16.8	16.5	16.6	16.8	16.9

TOTAL PUBLIC SECTOR ASSETS	6,069.3	4,682.5	5,434.4	3,411.4	2,044.0

TOTAL PUBLIC SECTOR LIABILITIES	98.2	92.1	83.7	81.8	63.7

Net exposure	5,971.1	4,590.4	5,350.7	3,329.6	1,980.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	942.2	833.2	782.7	848.5	849.6

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.9%	2.5%	2.1%	2.3%	2.2%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.6%	2.2%	1.9%	2.1%	2.0%

3Q11 Results

FUNDING

Deposits

Banco Macro’s deposit base totaled Ps.28.1 billion in 3Q11 growing 6% or Ps.1.7 billion QoQ and 24% or Ps.5.5 billion YoY and representing 82% of the Bank’s total liabilities.

On a quarterly basis, public and private sector deposits increased 5% or Ps.341.5 million and 7% or Ps.1.3 billion, respectively.

The increase in private sector deposits was led by time deposits, which increased 8% QoQ and 9% YoY. In addition, transactional deposits grew 6% QoQ and 49% YoY.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III 10	IV 10	I 11	II 11	III 11	III11/II11	III11/III10

Public sector	5,724.3	5,216.1	5,866.9	6,448.9	6,790.4	5%	19%

Financial sector	10.9	15.8	17.8	15.3	17.6	15%	62%

Private sector	16,905.7	18,175.5	19,298.8	19,996.7	21,337.8	7%	26%
Checking accounts	3,730.4	4,178.7	4,570.2	4,949.6	5,284.9	7%	42%
Savings accounts	3,771.6	4,526.7	4,927.8	5,589.8	5,929.4	6%	57%
Time deposits	8,592.7	8,714.1	8,974.4	8,621.0	9,336.4	8%	9%
Other	811.0	756.0	826.4	836.3	787.1	-6%	-3%
TOTAL	22,640.9	23,407.4	25,183.5	26,460.9	28,145.8	6%	24%

Other sources of funds

In 3Q11, the total amount of other sources of funds increased 7% or Ps.393.2 million compared to 2Q11, mainly as a result of an increase in shareholder’s equity due to the gain obtained during the quarter.

OTHER FUNDING	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Central Bank of Argentina	1.6	1.9	2.0	1.8	1.9
Banks and international institutions	53.6	45.7	69.7	103.9	156.9
Financing received from Argentine financial institutions	94.1	76.9	81.4	81.8	79.9
Subordinated corporate bonds	610.5	598.5	624.8	618.7	648.1
Non-subordinated corporate bonds	631.0	636.4	641.0	651.2	657.3
Shareholders´ equity	3,878.4	4,152.8	4,410.5	4,151.8	4,458.3
Total Funding	5,269.2	5,512.2	5,829.4	5,609.2	6,002.4

In September 2011, Banco Macro’s average cost of funds was 5.2%, one of the lowest in the banking sector. Banco Macro’s transactional deposits represented approximately 46% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

3Q11 Results

LIQUID ASSETS

In 3Q11, the Bank’s liquid assets amounted to Ps.10.7 billion, showing a decrease of 3% QoQ and of 14% YoY.

The higher growth of loans with respect to deposits over the last year was financed with excess liquidity.

Banco Macro‘s Lebacs/Nobacs portfolio decreased 49% QoQ and was partially offset by an increase in cash and loans to AAA companies.

In 3Q11 Banco Macro’s liquid assets to total deposits ratio decreased to 37.9%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Cash	4,797.3	5,202.0	5,164.7	5,796.8	6,298.3
Guarantees for compensating chambers	286.4	287.1	293.7	350.5	377.5
Loans to AAA companies	149.3	212.1	18.7	386.8	684.3
Call	48.0	110.1	23.0	79.4	166.0
Reverse repos	1,827.0	2,323.5	1,737.1	1,670.3	1,732.1
LEBAC / NOBAC	5,293.5	4,005.8	5,124.2	2,762.3	1,411.3
TOTAL	12,401.5	12,140.6	12,361.5	11,046.1	10,669.5

Liquid assets to total deposits	54.8%	51.9%	49.1%	41.7%	37.9%

SOLVENCY

In 3Q11, Banco Macro’s integrated capital was Ps.4.6 billion, well above the required capital of Ps.2.5 billion. The Bank continued showing high solvency levels.

The capitalization ratio was 20.0% in 3Q11, above the minimum required by the regulations.

The higher credit risk requirement was directly associated with the experienced loan portfolio growth.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

3Q11 Results

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Credit risk requirement	1,225	1,423	1,546	1,683	1,887
Market risk requirement	59	56	71	44	27
Interest rate requirement	238	283	371	436	545
Integrated capital	4,042	4,324	4,598	4,345	4,646
Excess capital	2,520	2,562	2,610	2,182	2,187

Capitalization ratio	26.9%	24.7%	24.2%	20.9%	20.0%

ASSET QUALITY

In 3Q11, Banco Macro’s non-performing to total financing ratio continued to improve, reaching a level of 1.34%.

The coverage ratio reached 163.4% in 3Q11.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Commercial portfolio	6,795.1	7,887.9	8,390.6	10,099.9	11,615.4
Irregular	86.5	89.3	46.9	59.1	58.7
Consumer portfolio	8,219.0	9,331.6	10,206.1	11,559.3	13,115.0
Irregular	273.8	270.1	270.2	269.0	272.9
Total portfolio	15,014.1	17,219.5	18,596.7	21,659.2	24,730.4
Irregular	360.3	359.4	317.1	328.1	331.7
Irregular / Total portfolio	2.40%	2.09%	1.71%	1.51%	1.34%
Total allowances	437.9	529.2	500.1	518.9	541.9
Coverage ratio w/allowances	121.56%	147.22%	157.70%	158.17%	163.40%

3Q11 Results

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	III 10	IV 10	I 11	II 11	III 11

CER adjustable ASSETS
Government Securities	0.1	0.0	0.0	0.0	0.0

Guaranteed loans	236.9	279.3	284.8	291.6	298.2
Private sector loans	21.8	18.6	15.6	13.8	12.2
Other loans	3.1	3.2	3.2	0.8	0.8
Loans	261.8	301.1	303.6	306.2	311.2

Other receivables	2.4	2.2	2.0	1.9	1.6
Total CER adjustable assets	264.3	303.3	305.6	308.1	312.8

CER adjustable LIABILITIES
Deposits	0.6	0.6	0.1	0.1	0.2
Other liabilities from financial intermediation	45.5	45.4	45.3	45.2	45.0
Total CER adjustable liabilities	46.1	46.0	45.4	45.3	45.2

NET ASSET CER EXPOSURE	218.2	257.3	260.2	262.8	267.7

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III11

Cash	2,500.9	2,199.9	2,683.5	2,700.7	2,875.6
Government and private securities	362.3	2,581.7	397.1	2,014.1	323.2
Loans	2,122.9	2,382.8	2,562.6	2,692.1	3,111.1
Other receivables from financial intermediation	2,494.6	2,846.6	2,968.8	2,646.2	2,375.9
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	39.8	43.9	57.7	38.8	45.3
Receivables from financial leases	64.4	60.0	56.6	51.9	48.4
Items pending allocation	0.3	0.4	0.7	0.3	0.6
TOTAL ASSETS	7,585.8	10,115.9	8,727.6	10,144.7	8,780.7
Deposits	3,947.1	3,890.4	4,758.4	4,902.4	5,306.4
Other liabilities from financial intermediation	813.0	3,329.2	1,441.5	2,759.8	1,079.0
Other liabilities	4.6	5.5	6.6	5.5	6.6
Subordinated corporate bonds	610.5	598.5	624.8	618.7	648.1
Items pending allocation	0.2	0.0	0.0	0.0	0.0
TOTAL LIABILITIES	5,375.4	7,823.6	6,831.3	8,286.4	7,040.1

NET FX POSITION	2,210.4	2,292.3	1,896.3	1,858.3	1,740.6

3Q11 Results

RELEVANT AND RECENT EVENTS

•
In September 2011, Banco Macro decided to acquire its own shares. The Board of Directors authorized repurchases of up to 20 million of Class B common shares. The maximum price to be paid for the shares was fixed at Ps.10 per share, with Ps.200 million as the maximum amount to be invested. The plan will last up to 90 calendar days.

•	Including November 2nd, 2011, the bank has repurchases 3 million Class B shares at an average price of Ps.9.28, for a total of Ps.27.5 million.

•
In September 2011, the Bank executed a loan agreement with Inversora Juramento S.A., a related party, under which Banco Macro S.A. disbursed Ps.71.4 million to Inversora Juramento S.A. under normal market terms and conditions.

3Q11 Results

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on November 8, 2011 at 13:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci (Finance and Investor Relations Manager).  Dial in information:

(877) 741-4241 (Within the U.S.)

(719) 325-4816 (Outside the U.S.)

Conference ID: 4969811

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

3Q11 Results

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III 11

ASSETS	32,165.8	33,524.4	36,495.2	36,555.1	38,575.3
Cash	4,797.3	5,202.0	5,164.7	5,796.8	6,298.3
Government and Private Securities	8,079.1	7,030.1	7,612.2	5,202.3	3,823.7
-LEBAC/NOBAC	5,293.5	4,005.8	5,124.2	2,762.3	1,411.3
-Other	2,785.6	3,024.3	2,488.0	2,440.0	2,412.4
Loans	13,750.0	15,910.1	17,061.9	19,823.5	23,153.5
to the non-financial government sector	278.3	336.4	354.5	332.6	353.3
to the financial sector	114.5	155.7	97.9	180.2	365.9
to the non-financial private sector and foreign residents	13,780.9	15,932.9	17,095.8	19,815.4	22,962.1
-Overdrafts	1,684.3	2,033.0	1,990.3	2,740.6	3,280.3
-Documents	1,451.8	1,805.2	2,015.1	2,269.4	2,688.7
-Mortgage loans	827.2	902.7	926.0	1,017.5	1,084.4
-Pledge loans	298.1	347.3	366.6	500.1	611.8
-Personal loans	5,150.5	5,802.4	6,525.8	7,401.1	8,439.3
-Credit cards	1,326.5	1,553.2	1,659.0	2,055.4	2,400.1
-Other	2,865.2	3,302.2	3,402.9	3,598.6	4,212.9
-Accrued interest, adjustments and price differences receivables	177.3	186.9	210.1	232.7	244.6
Allowances	-423.7	-514.9	-486.3	-504.7	-527.9
Other receivables from financial intermediation	3,920.3	3,599.3	4,700.6	4,037.5	3,430.0
Receivables from financial leases	229.8	247.4	252.8	275.5	306.6
Investments in other companies	9.8	9.7	9.8	9.9	10.1
Other receivables	530.6	631.1	650.1	355.7	479.9
Other assets	849.0	894.7	1,043.1	1,053.9	1,073.2
LIABILITIES	28,287.4	29,371.6	32,084.7	32,403.3	34,117.0
Deposits	22,640.9	23,407.4	25,183.5	26,460.9	28,145.8
From the non-financial government sector	5,724.3	5,216.1	5,866.9	6,448.9	6,790.4
From the financial sector	10.9	15.8	17.8	15.3	17.6
From the non-financial private sector and foreign residents	16,905.7	18,175.5	19,298.8	19,996.7	21,337.8
-Checking accounts	3,730.4	4,178.7	4,570.2	4,949.6	5,284.9
-Savings accounts	3,771.6	4,526.7	4,927.8	5,589.8	5,929.4
-Time deposits	8,592.7	8,714.1	8,974.4	8,621.0	9,336.4
-Other	811.0	756.0	826.4	836.3	787.1
Other liabilities from financial intermediation	4,320.7	4,591.3	5,371.2	4,647.8	4,435.8
Subordinated corporate bonds	610.5	598.5	624.8	618.7	648.1
Other liabilities	715.3	774.4	905.2	675.9	887.3

SHAREHOLDERS' EQUITY	3,878.4	4,152.8	4,410.5	4,151.8	4,458.3

LIABILITIES + SHAREHOLDERS' EQUITY	32,165.8	33,524.4	36,495.2	36,555.1	38,575.3

3Q11 Results

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	III10	IV10	I11	II11	III 11

Financial income	935.1	1,005.7	1,001.2	1,050.1	1,176.3
Interest on cash and due from banks	0.2	0.1	0.0	0.1	0.1
Interest on loans to the financial sector	4.2	4.5	3.1	3.6	7.2
Interest on overdrafts	69.0	86.8	79.7	97.0	117.5
Interest on documents	35.7	40.2	44.1	48.2	56.9
Interest on mortgage loans	28.3	30.9	33.4	35.4	42.3
Interest on pledge loans	12.7	14.3	15.8	18.5	24.5
Interest on credit cards loans	48.3	64.6	71.5	79.7	93.4
Interest on financial lesases	10.6	11.0	11.5	12.9	14.4
Interest on other loans	387.6	441.3	482.3	545.1	628.1
Income from government & private securities, net	233.4	213.9	177.2	132.7	77.3
Net income from options	0.0	0.0	0.5	0.1	0.5
Income from guaranteed loans	21.7	39.8	4.9	0.0	0.0
Interest on other receivables from fin. intermediation	0.1	0.3	0.1	0.2	0.2
CER adjustment	35.7	7.7	2.9	0.9	0.2
CVS adjustment	0.3	0.1	0.1	0.1	0.1
Difference in quoted prices of foreign exchange	32.7	35.5	62.4	60.5	89.4
Other	14.7	14.7	11.8	15.1	24.2
Financial expense	-335.4	-357.9	-365.1	-375.0	-409.8
Interest on checking accounts	-0.1	0.0	0.0	-0.1	0.0
Interest on saving accounts	-5.1	-5.0	-5.3	-5.6	-6.6
Interest on time deposits	-240.1	-254.6	-258.0	-258.4	-283.9
Interest on financing from the financial sector	-1.2	-1.0	-1.4	-1.1	-1.0
Interest on subordinated bonds	-14.4	-14.7	-14.7	-14.8	-15.3
Other Interest	-0.4	-0.6	-0.4	-0.5	-0.4
Interest on other liabilities from fin. intermediation	-15.5	-16.0	-15.7	-15.8	-16.3
CER adjustment	-1.0	-1.1	-1.0	-1.1	-1.0
Contribution to Deposit Guarantee Fund	-9.0	-9.9	-10.3	-10.7	-11.3
Other	-48.6	-55.0	-58.3	-66.9	-74.0
Net financial income	599.7	647.8	636.1	675.1	766.5
Provision for loan losses	-25.2	-128.8	-44.6	-62.0	-57.7

Fee income	339.0	392.8	420.1	466.9	516.6
Fee expense	-74.0	-80.6	-83.3	-104.4	-112.4
Net fee income	265.0	312.2	336.8	362.5	404.2

Administrative expenses	-471.8	-577.1	-533.0	-610.0	-632.8
Minority interest in subsidiaries	-2.0	-1.6	-2.5	-2.4	-2.6
Net other income	22.3	5.5	13.4	43.5	20.2
Earnings before income tax	388.0	258.0	406.2	406.7	497.8
Income tax	-120.1	16.4	-148.5	-148.9	-183.6

Net income	267.9	274.4	257.7	257.8	314.2

3Q11 Results

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	III10	IV10	I11	II11	III11

Profitability & performance
Net interest margin	11.3%	11.4%	10.2%	10.8%	11.0%
Net interest margin adjusted(1)	8.3%	9.1%	9.4%	10.5%	11.3%
Net fee income ratio	30.7%	32.5%	34.6%	34.9%	34.5%
Efficiency ratio	54.6%	60.1%	54.8%	58.8%	54.1%
Net fee income as a percentage of adm expenses	56.2%	54.1%	63.2%	59.4%	63.9%
Return on average assets	3.8%	3.7%	3.2%	3.1%	3.6%
Return on average equity	28.9%	27.3%	24.1%	24.7%	29.1%
Liquidity
Loans as a percentage of total deposits	62.6%	70.2%	69.7%	76.8%	84.1%
Liquid assets as a percentage of total deposits	54.8%	51.9%	49.1%	41.7%	37.9%
Capital
Total equity as a percentage of total assets	12.1%	12.4%	12.1%	11.4%	11.6%
Regulatory capital as a percentage of risk weighted assets	26.9%	24.7%	24.2%	20.9%	20.0%
Asset Quality
Allowances over total loans	3.0%	3.1%	2.8%	2.5%	2.2%
Non-performing loans as a percentage of total loans	2.4%	2.1%	1.7%	1.6%	1.3%
Allowances as a percentage of non-performing loans	123.1%	148.9%	159.5%	159.8%	165.1%
Amparos as a percentage of average equity	1.4%	1.3%	1.2%	1.2%	1.2%

(1)Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	III10	IV10	I11	II11	III 11

Profitability & performance
Net interest margin	11.3%	11.1%	10.2%	10.5%	10.7%
Net interest margin adjusted (1)	8.4%	8.5%	9.4%	10.0%	10.4%
Net fee income ratio	29.3%	30.2%	34.6%	34.8%	34.7%
Efficiency ratio	54.1%	55.8%	54.8%	56.9%	55.8%
Net fee income as a percentage of adm expenses	54.2%	54.2%	63.2%	61.2%	62.1%
Return on average assets	3.4%	3.6%	3.2%	3.1%	3.3%
Return on average equity	27.5%	27.1%	24.1%	24.4%	26.0%
Liquidity
Loans as a percentage of total deposits	62.6%	70.2%	69.7%	76.8%	84.1%
Liquid assets as a percentage of total deposits	54.8%	51.9%	49.1%	41.7%	37.9%
Capital
Total equity as a percentage of total assets	12.1%	12.4%	12.1%	11.4%	11.6%
Regulatory capital as a percentage of risk weighted assets	26.9%	24.7%	24.2%	20.9%	20.0%
Asset Quality
Allowances over total loans	3.0%	3.1%	2.8%	2.5%	2.2%
Non-performing loans as a percentage of total loans	2.4%	2.1%	1.7%	1.6%	1.3%
Allowances as a percentage of non-performing loans	123.1%	148.9%	159.5%	159.8%	165.1%
Amparos as a percentage of average equity	1.5%	1.5%	1.2%	1.2%	1.2%

(1) Net interest margin excluding income from government securities and guaranteed loans

3Q11 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  November 7, 2011

MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director